[Letterhead of Wachtell, Lipton, Rosen & Katz]




                           Direct Dial: (212) 403-1309
                           Direct Fax: (212) 403-2309
                             E-Mail: DAKatz@wlrk.com

                                October 19, 2006




VIA EDGAR AND FEDERAL EXPRESS

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

                    Re:        sanofi-aventis
                               Form 20-F for fiscal year ended December 31, 2005 File Number 001-31368
                               -------------------------------------------------

Dear Mr. Rosenberg:

                  On behalf of our client, sanofi-aventis (the "Company"), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC" or "Commission") that appeared in the Staff's letter, dated September 22, 2006, with respect to the filing referenced above. For the Staff's convenience, the text of the Staff's comments is set forth below in bold followed in each case by the response. Page references, where provided, are to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the "2005 Form 20-F").

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 19, 2006
Page 2


FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, PAGE 66

PRESENTATION OF NET SALES, PAGE 71
DEVELOPED SALES, PAGE 72


1. PLEASE EXPLAIN TO US WHY SALES THAT ARE NOT INCLUDED IN YOUR CONSOLIDATED OPERATIONS ARE APPROPRIATE TO INCLUDE IN THIS DISCUSSION.

         RESPONSE: In certain countries, the Company does not market its own products directly. Instead, certain products originating from the Company's research and development are promoted and distributed by other companies (primarily, Bristol Myers Squibb), in accordance with certain agreements (as disclosed in Note C.1 to the Company's consolidated financial statements - Alliance agreements with Bristol-Myers Squibb). Sales made by alliance partners in these countries are not reported as revenues in the Company's consolidated income statement. However, they directly impact the Company's income statement through either royalties received or through the recognition of the Company's share of profit/loss of equity method investees.

         Only pharmaceutical products originating from sanofi-aventis research and development are included in alliance partner sales for the purpose of calculating developed sales, and "Developed Sales" includes all sales of pharmaceutical products originating from the Company's research and development efforts, including those not reported as revenues by the Company in its consolidated income statement. This measure reflects the overall presence of the Company's products in the market and we believe its use facilitates a financial statement user's understanding and analysis of the Company's consolidated income statement, in particular in terms of understanding the Company's overall profitability in relation to consolidated revenues as well as to facilitate a user's ability to understand and assess the effectiveness of the Company's research and development efforts. Developed Sales represents one of the indicators used internally by management to measure and assess the Company's performance.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS, PAGE 91

2. BASED ON YOUR DISCLOSURE ON THE CONSOLIDATED STATEMENT OF CASH FLOWS, IT APPEARS THAT INTEREST PAYMENTS REPRESENT A SIGNIFICANT CASH OUTFLOW FOR THE COMPANY. AS THESE PAYMENTS REPRESENT MATERIAL FUTURE OBLIGATIONS OF THE COMPANY, WE BELIEVE THE INCLUSION OF ESTIMATED INTEREST PAYMENTS IN THE CONTRACTUAL OBLIGATIONS TABLE OR A RELATED FOOTNOTE DISCLOSURE WILL PROVIDE INVESTORS INCREASED TRANSPARENCY OF YOUR CASH FLOW. PLEASE PROVIDE US WITH A REVISED CONTRACTUAL
         OBLIGATIONS   TABLE  THAT  INCLUDES  THE  FUTURE  INTEREST,   NOT  JUST
         PRINCIPAL, PAYMENTS ON YOUR TOTAL DEBT. REFER TO FINANCIAL REPORTING RELEASE 72.

         RESPONSE:   In  accordance   with  Financial   Reporting   Release  72,
         Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 19, 2006
Page 3


         Financial Condition and Result of Operations, the Company proposes to modify in future filings the "Contractual obligations and other commercial commitments" table appearing on page 91 of the 2005 Form 20-F to include the effects of future cash requirements related to interest on debt in future filings with the SEC.

         As  of  December  31,  2005,  the   disclosure   reflecting  the  above
         modifications, using the same assumptions as to maturity, would have been as follows:


 CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS                  Commitments by Period
                                                            ---------------------------------------------------------
                                                                            UNDER 1     1-3        3-5      Over 5
                                                            TOTAL            YEAR      YEARS       YEARS     YEARS
                                                           -----------    ---------- ----------  ---------- ----------
IN MILLIONS OF EURO
------------------------------------------------------------

Undrawn confirmed credit facilities (*)....................    (9,780)     (2,680)      ---       (5,500)     (1,600)
                                                            -----------    ---------            ----------   ---------



Finance lease obligations (including interest).............        45           7        10           9          19

Operating lease obligations................................     1,032         277       358         144         253

Irrevocable purchase obligations...........................       792         332       119          55         286

Guarantees:

--  given...................................................      243         107        58          31          47

--  received................................................     (48)        (36)       (7)          --          (5)

Other commercial commitments...............................       562         206        84          70         202

Total debt:

-- principal................................................   11,092       6,428     2,111       1,522       1,031

-- interests................................................      722         229       349         135           9
                                                            -----------   ---------  -----------   -------   ---------


   Total...................................................    14,440       7,550     3,082       1,966       1,842
                                                              =========   =========  =======     =======     =======


(*) THESES AMOUNTS INCLUDE COMMITMENTS RECEIVED BY SOME OPERATIONAL SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS, PAGE 158

3. PLEASE EXPLAIN TO US WHAT IS INTENDED BY THE PRESENTATION OF THE LINE ITEM "OPERATING INCOME-CURRENT" IN THIS PRESENTATION. INCLUDE A DISCUSSION OF HOW THIS PRESENTATION COMPLIES WITH THE GUIDANCE PROVIDED IN IAS 1.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 19, 2006
Page 4


         RESPONSE: The Company's income statement includes all captions required to be presented in accordance with paragraph 81 of IAS 1, Presentation of Financial Statements. In addition, in accordance with paragraphs 83 through 86 of IAS 1, the Company also considers it necessary to provide users of its financial statements with additional subtotals as well as certain separately identified items of income and expense which are material and relevant to an understanding of the Company's activity.


         In particular,  by presenting the additional subtotal "Operating income
         -  current"  the  Company  intends to  provide  users of the  financial statements with a relevant indicator of the Company's long-term sustainable operating performance of the Company's activity. The line item "Operating income - current" is defined as the Operating profit before Restructuring costs, Impairment of property, plant and equipment and intangibles, Net gains on disposals and Other operating income and expenses that have little predictive value, such as provisions or expenses associated with significant litigation. The Company considers useful to disclose this information to users of the financial statements in order to provide them with relevant information for predicting future performance of the Company. We believe that inclusion of this subtotal complies with paragraph 83 of IAS 1 which states that "ADDITIONAL LINE ITEMS, HEADINGS, AND SUBTOTALS SHALL BE PRESENTED ON THE FACE OF THE INCOME STATEMENT WHEN SUCH PRESENTATION IS RELEVANT TO AN UNDERSTANDING OF THE ENTITY'S FINANCIAL PERFORMANCE."


         Finally, this presentation also allows the Company to comply simultaneously with both IFRS and the recommendation issued by the CONSEIL NATIONAL DE LA COMPTABILITE (CNC), the French standard setter, in October 2004, related to the format and presentation of the income statement and balance sheet under IFRS (RECOMMENDATION N(DEGREE) 2004-R.02 RELATIVE AU FORMAT DU COMPTE DE RESULTAT, TABLEAU DE FLUX DE TRESORERIE ET TABLEAU DE VARIATION DES CAPITAUX PROPRES, DES ENTREPRISES SOUS REFERENTIEL COMPTABLE INTERNATIONAL).






B.4.1. RESEARCH AND DEVELOPMENT NOT ACQUIRED IN A BUSINESS COMBINATION, PAGE 165

4.       PLEASE  TELL US WHY  YOU  DEFER  THE  AMORTIZATION  OF  "SEPARATELY
         ACQUIRED  RESEARCH  AND  DEVELOPMENT"   UNTIL  YOU  RECEIVE  REGULATORY
         APPROVAL FOR THESE PROJECTS AND WHY AMORTIZING THIS ASSET BEGINNING AT THE ACQUISITION DATE IS NOT APPROPRIATE.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 19, 2006
Page 5



         RESPONSE: Under IFRS, separately acquired research and development is capitalized on the acquisition date in application of paragraph 25 of IAS 38, Intangible Assets, and as disclosed in Note B.4.1 to the Company's consolidated financial statements (Research and development not acquired in a business combination). However, these acquired intangible assets are generally not immediately available for their intended use. Paragraph 97 of IAS 38 requires that amortization of an intangible asset begins when the asset is AVAILABLE FOR USE. Intangible assets related to the development of a drug or compound are only available for their intended use when the Company is able to market the related product, I.E., when marketing approval is received from the regulatory authorities. Accordingly, these acquired intangible assets are amortized on a straight line basis over their estimated useful lives from the date of receipt of regulatory approval. Prior to this date, separately acquired research and development assets, which are not yet available for use, are tested at least annually for impairment in application of paragraph 10 of IAS 36, IMPAIRMENT OF ASSETS, and as disclosed in Note B.6 to the Company's consolidated financial statements (Impairment of property, plant and equipment and intangibles).


D.4. INTANGIBLE ASSETS, PAGE 186

5. WE NOTE THAT THE MAJORITY OF YOUR INTANGIBLE ASSETS ARE RELATED TO "RIGHT TO MARKETED AVENTIS PRODUCTS". GIVEN THE APPARENT SIGNIFICANCE OF THESE AMOUNTS, PLEASE PROVIDE TO US IN DISCLOSURE-TYPE FORMAT THE AMOUNTS ASSIGNED TO EACH SIGNIFICANT PRODUCT RIGHT ACQUIRED IN THIS ACQUISITION. REFER TO PARAGRAPH 122(B) OF IAS 38.

         RESPONSE:  On behalf of the  Company,  we propose to add the  following
         disclosure  to  Note  D.4  to  the  Company's   consolidated  financial
         statements (Intangible assets) in future filings with the SEC:

                   "The product rights acquired in connection with the acquisition of Aventis represent a diversified portfolio of rights to numerous individual products. The carrying value of rights related to products that constitute a part of the Company's Pharmaceuticals and Human Vaccines segments represent approximately 89% and 11%, respectively, of the total carrying value of the "Rights to marketed Aventis products" as of December 31, 2005. Furthermore, of the carrying value of the rights related to products that constitute a part of the Company's Pharmaceuticals segment, the rights to the five major products (Lovenox(R), Taxotere(R), Lantus(R), Actonel(R) and Tritace(R)), as determined on the basis of the carrying values of the related intangible assets, represented approximately 58% of the total Pharmaceuticals segment carrying value as of December 31, 2005."

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 19, 2006
Page 6


D.15. SHAREHOLDERS' EQUITY, PAGE 193

6. WE WERE UNABLE TO LOCATE A RECONCILIATION OF THE NUMBER OF SHARES OUTSTANDING AT THE BEGINNING AND THE END OF THE PERIODS PRESENTED. PLEASE IDENTIFY FOR US WHERE THIS INFORMATION WAS INCLUDED OR PROVIDE TO US IN DISCLOSURE-TYPE FORMAT THIS RECONCILIATION. REFER TO PARAGRAPH 76(A)(IV) OF IAS 1.

         RESPONSE: A reconciliation of the number of shares outstanding at the beginning and the end of the periods presented is available in Item 10. Additional Information, B. MEMORANDUM AND ARTICLES OF ASSOCIATION, CHANGES IN SHARE CAPITAL IN 2005 at the end of page 127. In future filings, on behalf of the Company, we would propose to include a similar tabular reconciliation (for all periods presented) in Note D.15 to the Company's consolidated financial statements (Shareholder's equity).

D.17. DEBT, CASH AND CASH EQUIVALENT, PAGE 200

7. PLEASE EXPLAIN TO US WHY YOU PRESENTED ALL OF YOUR DISCLOSURES IN THIS NOTE RELATED TO YOUR DEBT OBLIGATIONS AS NET OF YOUR CURRENT CASH POSITION.

         RESPONSE: Net financial debt is a financial performance indicator that is used by the management and the Company's stakeholders to assess the Company's gearing ratio (consolidated net debt to shareholders' equity) and the changes in the Company's overall net debt position.

         We believe that the tables presenting the Company's net debt position at December 31, 2005 and 2004, page 200, considered in combination with:

         - the tables included in Note D.17.b) Net debt by type at value on redemption, page 201;
         - the tables included in Note D.17.c) Debt by maturity at value on redemption, page 202 and
         - the cash and cash equivalent components disclosed in Note D.13 Cash and cash equivalents,page 192,

         provide a detailed disclosure of each individual component of the net debt.

         To further clarify the disclosure, on behalf of the Company, we would propose to add in future filings to the tables presenting the Company's net debt, page 200, a subtotal line "Total debt" in the Company's future reports and change the caption "Net debt" to "Debt, net of cash and cash equivalents."

         As of December 31, 2005, the table  presenting the Company's debt as of
         December  31,  2005  and  December  31,  2004,   reflecting  the  above
         modifications, would have been as follows:

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 19, 2006
Page 7




                                                                                 December 31,        December 31,
                                                                                     2005               2004
                                                                                ---------------     --------------


Long-term debt, at amortized cost..............................................         4,750           8,654

Short-term debt and current portion of long-term debt..........................         6,425           7,388
                                                                                ---------------    ---------------


TOTAL DEBT.....................................................................        11,175          16,042
                                                                                ---------------    ---------------


Cash and cash equivalents......................................................        (1,249)         (1,840)
                                                                                ---------------    ---------------


DEBT, NET OF CASH AND CASH EQUIVALENTS.........................................         9,926          14,202
                                                                                ===============    ===============




D.18. PROVISIONS AND OTHER NON-CURRENT LIABILITIES, PAGE 204

8.       PLEASE  PROVIDE TO US IN DISCLOSURE  TYPE FORMAT A DISCUSSION OF THE
         FACTS  AND   CIRCUMSTANCES   THAT  LED  TO   "REVERSALS  OF  UNUTILIZED
         PROVISIONS" FOR EACH OF THE YEARS PRESENTED.

         RESPONSE: The table below is a breakdown of reversals of unutilized provisions by nature of provision:



REVERSALS OF UNUTILIZED PROVISIONS       ((EURO) MILLION)                           2005                2004
---------------------------------------------------------------------------------------------------------------
Pensions and other long-term benefits..............................(1)                  43
Restructuring .....................................................                      5
Tax risks..........................................................(2)                 234                 83
Other risks........................................................(3)                  40                 24
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
TOTAL.................................................................                 322                107
---------------------------------------------------------------------------------------------------------------


         (1) The reversals of unutilized provisions for pensions and other long-term benefits during 2005 corresponds to the impact of plan curtailments that occurred during the period, as disclosed in the table included in Note D.18.1 to the Company's consolidated financial statements (Provisions for pensions and other benefits). These curtailments primarily resulted from the implementation of an early retirement plan in France.

         (2) The reversals of unutilized provisions for tax uncertainties results primarily from (i) the expiration of the statute of limitations during the period for certain previously open tax years for which tax risks had been previously recognized as well as (ii) the final settlement during the period of a number of open tax audits in various tax jurisdictions with more favourable outcomes than initially anticipated.

         (3) The reversals of other unutilized provisions for risks relate primarily to the settlement of some previously outstanding claims of Bayer (disclosed in Note D.22 to

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 19, 2006
Page 8

         the Company's consolidated financial statements -- Legal and arbitral proceedings (p 230)).



D.21. CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS, PAGE 215

COMMERCIAL COMMITMENTS. PAGE 216

9. IT DOES NOT APPEAR THAT YOU INCLUDED THE POTENTIAL MILESTONE PAYMENTS THAT COULD BE MADE UNDER EACH OF THESE AGREEMENTS. PLEASE PROVIDE TO US IN DISCLOSURE-TYPE FORMAT THE AMOUNTS PAYABLE UNDER EACH OF THESE AGREEMENTS ALONG WITH THE EVENTS THAT WILL TRIGGER THESE PAYMENTS, INCLUDING SPECIFICALLY THE REVISED REGENERON AGREEMENT AND THE AGREEMENT WITH BECTON DICKINSON.

         RESPONSE: Concerning the agreement with Regeneron, as of December 31, 2005, the potential maximum milestone payment that could be made was $400M. This information was provided in the June 30, 2006 Interim Consolidated Financial Statements submitted on Form 6-K and will be provided in future filings in Note D.21 to the Company's consolidated financial statements (Contractual obligations and other commercial commitments). For the information of the Staff, the disclosure related to the Regeneron agreement is reproduced below:

                   "Agreement with Regeneron: In January 2005, sanofi-aventis reaffirmed its commitment to develop the Vascular Endothelial Growth Factor (VEGF) Trap program in oncology, in collaboration with Regeneron Pharmaceuticals Inc. The companies will evaluate the VEGF Trap in a variety of cancer types. Sanofi-aventis made a clinical development milestone payment of $25 million under this agreement in 2004. If the program results in a commercially marketed product, Regeneron will receive an additional payment of $400 million.

                   At the end of December 2005, the VEGF Trap collaboration with Regeneron was extended to Japan. Sanofi-aventis will pay Regeneron $25 million; milestone payments linked to potential marketing approval in Japan; and royalties on VEGF Trap sales in Japan. Under the terms of the agreement, sanofi-aventis will pay 100% of the development costs of the VEGF Trap; once a VEGF Trap product starts to be marketed, Regeneron will repay 50% of the development costs (originally paid by sanofi-aventis) out of its share of the profits, including royalties paid in Japan."

         Concerning  the  agreement  with  Becton  Dickinson,  on  behalf of the
         Company,   we  would  propose  to  supplement  in  future  filings  the disclosure as follows:

                   "License   agreement   between   Sanofi  Pasteur  and  Becton
                   Dickinson, signed in October 2005, for the development of a vaccine micro

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 19, 2006
Page 9

                   -administration  technology,   under  which  future
                   milestone payments could reach $35 million."

D.22. LEGAL AND ARBITRAL PROCEEDINGS, PAGE 217

10. FOR EACH OF THE VARIOUS LITIGATIONS DISCUSSED IN THIS NOTE, PLEASE PROVIDE US IN DISCLOSURE-TYPE FORMAT AN ESTIMATE OF THE FINANCIAL EFFECT AS REQUIRED BY PARAGRAPH 86(A) OF IAS 37. WHERE IT IS NOT PRACTICABLE TO PROVIDE THIS INFORMATION, INCLUDE THIS FACT AS REQUIRED BY PARAGRAPH 91 OF IAS IN THE DISCLOSURE-TYPE FORMAT THAT YOU PROVIDE US AND TELL US WHY IT IS NOT PRACTICABLE FOR YOU TO DISCLOSE THE FINANCIAL EFFECT.

         RESPONSE: With respect to the legal proceedings described in Note D.22 to the consolidated financial statements (Legal and arbitral proceedings), other than those which have been resolved or adjudicated, we are in almost all cases unable to make estimates of the loss or range of losses. Furthermore, in those limited number of cases where a range of losses may be reasonably estimated, we believe that publication of this information would be extremely prejudicial to the Company's position in the ongoing legal proceedings and in any related settlement discussions.

         In most cases the proceedings are at a stage where financial damages have not been sought with specificity, and we have instead noted the type of relief sought. Where the Company believes the information may be useful in evaluating the potential risk of a case or group of related cases, the Company has indicated the country of the proceedings, the number of claimants and the type of harm generally alleged. Even when plaintiffs do plead financial damages with specificity, we do not believe that this information is necessarily meaningful in assessing the potential exposure of the Company. This is due to a number of factors including: the common plaintiffs' practice of initially pleading arbitrary amounts to satisfy jurisdictional requirements or for other reasons; the stage of the proceedings including the extent of any legal discovery and expert reports; clarity as to theories of liability, damages and governing law; the possible need for further legal proceedings to establish the appropriate amount of damages, if any, and the entitlement of the parties to an action to appeal a decision.

         With respect to the government investigations described in the Note, it is not possible to predict the outcome, which could include no action ultimately being taken against the Company or the payment of damages and the imposition of fines, penalties and administrative remedies. Where such fines or penalties have in fact been assessed against the Company or the matter has been settled or adjudicated, this has been disclosed.

         The Company believes that all disclosures mandated by paragraphs 86(a) and 91 of IAS 37 have been provided.

11.      IN ADDITION, WE WERE UNABLE TO LOCATE A DISCUSSION OF CONTINGENCIES
         IN YOUR U.S. GAAP FOOTNOTES. FOR EACH OF THE VARIOUS LITIGATIONS, PLEASE PROVIDE TO US IN

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 19, 2006
Page 10



         DISCLOSURE TYPE FORMAT THE POSSIBLE LOSS OR RANGE OF LOSS OR THAT AN ESTIMATE CANNOT BE MADE AS REQUIRED BY PARAGRAPH 10 OF SFAS 5. IN YOUR DISCLOSURE-TYPE FORMAT, ALSO INCLUDE THE AMOUNT BEING SOUGHT BY THE OTHER PARTIES IN THE VARIOUS LITIGATIONS OR CLARIFY THAT AN AMOUNT HAS NOT BEEN SPECIFIED.

         RESPONSE: Note D.22 to the Company's consolidated financial statements (Legal and arbitral proceedings) contains extensive disclosures with respect to the Company's outstanding contingencies (please refer to the response to Comment #10 above). Because the Company believes the measurement and disclosure provisions of SFAS No. 5, ACCOUNTING FOR CONTINGENCIES, as applied to the outstanding contingencies of sanofi-aventis, are the same as the measurement and disclosure provisions of IAS 37, PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS, the Company believes that it has satisfied its disclosure obligations pursuant to Item 18 of Form 20-F with the disclosures included in Note D.22 to the Company's consolidated financial statements (Legal and arbitral proceedings). Accordingly, the Company does not believe that incremental discussion of its contingencies in its U.S. GAAP footnote is required.

D.35. SEGMENT INFORMATION, PAGE 238

12.A PLEASE PROVIDE TO US IN DISCLOSURE-TYPE FORMAT A DISCUSSION THAT INCLUDES YOUR REVENUES BY PRODUCTS OR RELATED GROUPS OF PRODUCTS. REFER TO PARAGRAPH 37 OF SFAS 131.

         RESPONSE: Net sales by product for the Company's most significant products are currently presented in Item 5 - Operating and Financial Review and Prospects (p. 83 for the Pharmaceuticals segment and p. 85 for the Human Vaccines segment). We propose to include these two tables (consolidated columns only) in Note D.35 to the Company's consolidated financial statements (Segment information) in the Company's future filings with the SEC.

12.B ALSO EXPLAIN TO US WHY YOU PRESENTED YOUR STATED SEGMENT MEASURE AS AN AUDITED AMOUNT UNDER THE LINE ITEM "ADJUSTED CONSOLIDATED NET INCOME (UNAUDITED)."

         RESPONSE:  As  stated  in Note  D.35.1  to the  Company's  consolidated financial statements (Business segments), "Adjusted net income", reported in segment information, is an internal performance indicator, defined as net income adjusted for the material impacts of the application of purchase accounting to the Aventis transaction and for certain costs associated with the transaction. Management uses adjusted net income as an internal performance indicator, as a significant factor in determining variable compensation, and as a basis for determining the dividend policy of the new Group. "Adjusted net income" is consequently reported in the segment information on the same basis by which it is reported internally.

         To clarify segment information, on behalf of the Company, we would propose to amend the Note D.35.1 on business segments in the Company's future filings by

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 19, 2006
Page 11


         showing all the information related to the "Adjusted net income", including the split by businesses, under the same chart, namely the chart giving the reconciliation between consolidated net income and Adjusted consolidated net income. As of December 31, 2005, the tables reflecting the above modifications, would have been as follows:


                                                                                   YEAR ENDED          YEAR ENDED
                                                                                   DECEMBER 31,        DECEMBER 31,
                                                                                      2005                2004
((EURO) MILLION)
------------------------------------------------------------------------------
                                                                               ----------------     ----------------


CONSOLIDATED NET INCOME.......................................................         2,258            1,986
                                                                               ----------------      ----------------


Material accounting adjustments related to the acquisition of Aventis:........         3,462            1,135

o  elimination of expense arising on the workdown of acquired inventories
   remeasured at fair value, net of tax.......................................           248              342

o  elimination of expenses arising on amortization and impairment of Aventis
   intangible assets, net of tax and minority interests.......................         3,156              795

o  elimination of expenses arising from the impact of the acquisition of Aventis on equity investees (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of
   goodwill)..................................................................            58               (2)

o  elimination of impairment losses charged against the goodwill generated by
   the acquisition of Aventis.................................................            --                --

ELIMINATION OF ACQUISITION-RELATED INTEGRATION AND RESTRUCTURING CHARGES,
   NET OF TAX:................................................................           615              406
                                                                               ----------------      ----------------


ADJUSTED CONSOLIDATED NET INCOME (UNAUDITED)..................................         6,335            3,527
                                                                               ================      ================


o  of which Pharmaceuticals...................................................         5,903            3,416

o  of which Vaccines..........................................................           432              111


Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 19, 2006
Page 12




INCOME STATEMENT INFORMATION BY SEGMENT


                                              YEAR ENDED DECEMBER 31, 2005                YEAR ENDED DECEMBER 31, 2004
                                          -------------------------------------        ---------------------------------------

                                           PHARMA-                 SANOFI-AVENTIS  PHARMA-                   SANOFI-AVENTIS
((EURO) MILLION)                           CEUTICALS   VACCINES    CONSOLIDATED    CEUTICALS     VACCINES    CONSOLIDATED
----------------------------------------- ----------  ----------   -----------     ------------- ----------- -------------


Net sales................................    25,249       2,062       27,311       14,188           683        14,871

Other revenues...........................     1,143          59        1,202          849            13           862

Research and development expenses........    (3,725)       (319)      (4,044)      (2,271)         (118)       (2,389)

Selling and general expenses.............    (7,832)       (418)      (8,250)      (4,485)         (115)       (4,600)

Amortization of intangibles..............    (3,756)       (281)      (4,037)      (1,441)         (140)       (1,581)

Operating income - current...............     4,565         188        4,753        2,928           (28)         2,900

Impairment of property, plant &
   equipment and intangibles.............      (970)         (2)        (972)          --            --           --

Operating income.........................     2,702         186        2,888        2,454           (28)         2,426

Financial expenses.......................      (498)        (34)        (532)        (219)          (20)          (239)

Financial income.........................       283           4          287          124            --            124

Income tax expense.......................      (427)        (50)        (477)        (494)           15          (479)

Share of profit/loss of associates (1) ..       482         (55)         427          410            (1)          409

Minority interests.......................      (335)         --          (335)       (254)           (1)         (255)

Net income...............................     2,207          51        2,258         2,021          (35)         1,986
                                          -----------    ---------  ----------     ---------      --------      --------



        (1) FINANCIAL INFORMATION FOR ASSOCIATES IS INCLUDED UNDER "PHARMACEUTICALS",EXCEPT FOR ASSOCIATES
        SPECIFICALLY INVOLVED IN THE "VACCINES" BUSINESS


                                      * * *

                  As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its securities filings; (2) the Staff's comments and changes to disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (3) the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                      * * *

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
October 19, 2006
Page 13



                  Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1309.


                                                              Very truly yours,

                                                              /s/ David A. Katz

                                                              David A. Katz


cc:        Tabatha Akins
           Jim Atkinson
                  Securities and Exchange Commission
           Jean-Claude Leroy
           Laurence Debroux
                  sanofi-aventis